April 29, 2010

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds (File Nos. 333-53432 and 811-10263)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

The following are responses to the comments that we received from you by telephone on April 20, 2010 regarding Post-Effective Amendment No. 26 (“PEA 26”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 26, 2010. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 26.

The changes to the Funds’ prospectus as described below are included in Post-Effective Amendment No. 27 to the Registrant’s Registration Statement, filed on April 28, 2010, to incorporate staff comments to the Funds’ prospectus, include the Funds’ updated financial statements, and make other non-material changes.

The comments below were provided on the MyDestination 2005 Fund. Where applicable, the comments apply to all Funds included in the Registration Statement, and the Registrant has made such corresponding revisions throughout the prospectus.

Prospectus

1.	Please delete Footnote 1 to the Fee Table regarding the indirect fees and expenses associated with investments in the GS4 Class of the Money Market Fund.

The Registrant has deleted Footnote 1 to the Fee Table.

2.	Please delete the footnote to the Expense Example regarding the effect of the fee waiver and expense reimbursement arrangement on the expenses of the Fund.

The Registrant has deleted the footnote.

Securities and Exchange Commission

April 29, 2010

3.	Please move the glide path graph out of the Fund summary into the Item 9 disclosure.

The Registrant has removed the glide path graph from each Date Target Fund’s Fund summary and has moved the Date Target Fund glide path graph into the Item 9 disclosure.

4.	Please delete Footnote 1 to the average annual total return table regarding the inception date of the Fund. The Registrant may move the inception date into the table as a parenthetical.

The Registrant has deleted Footnote 1 to each Fund’s average annual total return table and included the inception date of each Fund in a parenthetical within the average annual total return table.

5.	With respect to Footnote 2 to the average annual total return table, please consider including the same information in a narrative following the table instead of the footnote.

The Registrant respectfully declines this comment. The majority of Fund investors are pension fund investors. After-tax return information is not applicable to such investors. Therefore, the Registrant believes that keeping the disclosure as a footnote to the table provides this disclosure with the proper emphasis and prominence. In addition, shareholders are more familiar with the current, established format.

6.	With respect to Footnote 3 to the average annual total return table regarding benchmark indices, please (1) provide the required narrative disclosure per Instruction 2(b) to Item 4 of Form N-1A regarding the secondary benchmark index(s); and (2) amend the narrative disclosure regarding the Composite Index to eliminate specific information regarding the index’s components.

The Registrant has revised the applicable disclosure.

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Securities and Exchange Commission

April 29, 2010

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple
Eric S. Purple

cc:	Melanie Childers
GuideStone Capital Management

Donald Smith
K&L Gates LLP